Exhibit 99-1

Notice to Shareholders

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

GENERAL MEETING DATE

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS (B3: AGRO3) (NYSE: LND) (“BrasilAgro”), pursuant to Article 21-L, Paragraph 2 of CVM Instructions 481/2009, as amended, hereby reports to its shareholders and the general market that the next Annual Shareholders’ Meeting is going to be held on October 27, 2021, as stated on the Company’s annual calendar of corporate events. The Company altered the previous date to accommodate its managers schedules.

More information about such shareholders’ meeting will be duly disclosed, pursuant to the applicable legislation and regulation.

São Paulo, September 20, 2021.

Gustavo Javier Lopez

CAO & IRO